14 East Hushan Road Tai’an City, Shandong, 271000 People’s Republic of China Tel.: (+86) 538 -620-2306

November 9, 2009

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:

China Biologic Products, Inc.
Registration Statement on Form S-1/A
Filed September 18, 2009
File No. 333-160774

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated August 20, 2009, with respect to Amendment No. 1 to the Company’s registration statement on Form S-1 (the “Registration Statement”), along with Amendment No. 2 to the Registration Statement (the “Amendment”).

We understand and agree that:

a.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.

the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
November 9, 2009

General

1.

We note your response to our prior comment 1.

  Please confirm that none of the selling stockholders is an affiliate of the Company; and

  Please clarify whether each of the selling stockholders has represented to you in writing that it acquired the securities or will acquire the underlying securities without a view towards, or for resale in connection with, the public sale or distribution thereof, irrespective of whether or not such sale would be registered or exempted under the Securities Act.  If the selling stockholders made no such representation, please provide your analysis as to why they should not be considered underwriters under Section 2(11) of the Securities Act.

RESPONSE:  We confirm that (a) none of the selling stockholders is an affiliate of the Company; and (b) that each of the Selling Stockholders has represented to the Company in writing in substance that it acquired the securities or will acquire the underlying securities for its own account, and without a view towards, or for resale in connection with, the public sale or distribution thereof, irrespective of whether or not such sale would be registered or exempted under the Securities Act.

2.

We note your responses to our prior comments 2 through 11 from our letter dated August 20, 2009.  Where we have asked that you provide us with information “with a view towards disclosure,” please amend your prospectus to include the additional disclosure that you have provided in your response letter.

RESPONSE:  We have disclosed in the Amendment, under the headings “Liquidity and Capital Resources” and “Selling Stockholders,” our responses to your prior comments 2 through 11, from the letter dated August 20, 2009.

Item 16. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements - June 30, 2009, page F-5
Note 21 - Business Combinations, page F-33

3.

Per your supplemental agreement dated March 31, 2009, filed as Exhibit 10.5 to the Item 1.01 and 9.01 Form 8-K filed on April 1, 2009:

The parties agreed that (i) if Logic will have paid 90% of the purchase price (or RMB 174,960,000) on or before April 7, 2009, then Logic will be entitled to its share of Dalin’s portion of the profit generated by Qianfeng starting from January 1, 2009, and (ii) if Logic fails to pay the said amount, the profit generated by Qianfeng from January 1, 2009 until the day of payment of said amount will be shared by Party A and Party B (i.e., Logic will be entitled to its share of Dalin's portion of the profit generated by Qianfeng calculated according to the proportion of the purchase price paid by it, and Party A will be entitled to the rest of Dalin’s portion of the profit generated by Qianfeng).

Division of Corporation Finance
November 9, 2009

Based on this disclosure it appears that if Logic paid 90% of the purchase price on or before April 7, 2009, then Logic would have been entitled to 90% of Dalin’s portion of the profit generated by Qianfeng beginning on January 1, 2009.  However, based on your disclosure on page F-33 of your Form S-1, you paid the third installment which represented 90% of the purchase price on April 14, 2009.  As the payment was made subsequent to April 7, 2009, it appears that Logic was only entitled to its share of Dalin’s portion of the profit generated by Qianfeng calculated according to the proportion of the purchase price paid by it to date, which would represent a 45% ownership interest beginning on December 14, 2008 through April 13, 2009, and 81% beginning on April 14, 2009, rather than a 90% ownership interest effective as of January 1, 2009.  Please clarify the following as it remains unclear how you determined your ownership interest and that you obtained control as of January 1, 2009:

  Tell us whether the above information is summarized appropriately.  It may be helpful for you to clarify how you calculated your ownership interest based on the terms of the acquisition agreement and your performance with regard to that agreement.  Provide this information beginning as of September 26, 2008 through June 30, 2009, noting the dates on which your ownership interests changed and the driver of such changes.  Please specifically address how you determined that an ownership interest of 90% was effective as of January 1, 2009 given that you did not make your third installment payment until April 14, 2009;

  Provide us with an analysis as of the first and second payment date detailing why control of Dalin was not obtained at that time; and

  Tell us how you concluded the controlling interest obtained on April 14, 2009 was retroactive to January 1, 2009, and cite both the specific language in the purchase agreement and the authoritative accounting guidance that you relied upon to form this conclusion.

RESPONSE:  We have previously disclosed that we have amended the Equity Transfer Agreement under the section 1-2.2 on December 12, 2008, the Company is entitled to the profit generated from Dalin's main operating subsidiary, Qianfeng, after January 1, 2009, therefore, the effectiveness of the Equity Transfer Agreement is not on the second installment date on December 14, 2008. The first and second installments was classified at deposit prior to January 1, 2009 or before the effectiveness of the Equity Transfer Agreement.

The Company timely initiated the third installment payment to achieve 90% of the purchase price on April 7, 2009, in accordance with the instructions provided by the Dalin shareholders, however, due to erroneous account information provided by the selling shareholders, RMB3,865,400 (approximately, $566,281) in funds were initially withheld by the bank, which was subsequently corrected and paid on April 8, 2009.  In addition, the proper account information for the payment of RMB4,500,000 (approximately, $657,425) was not provided to the Company until April 14, 2009, upon receipt of which the funds were immediately delivered.  Because the error was occasioned by an omission on the part of the selling shareholders themselves, the Company was deemed by the parties to have still fulfilled its obligations under the agreement.  As a result, Logic Holdings is now entitled to all the rights and privileges of a 90% shareholder in Dalin, including the right to receive its pro rata share of the profits generated by Dalin’s 54% majority-owned operating subsidiary, Qianfeng, as of January 1, 2009, subject to a possible dilution to as low as 41.3%, if a dissenting Qianfeng shareholder prevails in a pre-existing suit to obtain additional equity interests in Qianfeng. We are obligated to pay the fourth and final installment, representing the remaining 10% of the purchase price, on or before April 9, 2010, the one-year anniversary of the local Administration for Industry and Commerce’s approval of the equity transfer.

As a result of the above mention transaction, our ownership of interest is remaining at 90% since January 1, 2009 upon the effective of the Equity Transfer Agreement in accordance to SFAS 141 (R). We have revised our disclosure in Note 21 to our financial statements for the six months ended June 30, 2009 to reflect the above mentioned transaction.

[Remainder of Page Left Blank Intentionally]

Division of Corporation Finance
November 9, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (+86) 538-620-2306 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158.

Very truly yours, CHINA BIOLOGIC PRODUCTS, INC. By: /s/ Chao Ming Zhao Name: Chao Ming Zhao Title: Chief Executive Officer

cc:

Louis A. Bevilacqua, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C.  20037-1122